UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

913821302

(CUSIP Number)

David Elliot Lazar

Activist Investing LLC

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

Spencer G. Feldman

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913821302

1	NAME OF REPORTING PERSONS Activist Investing LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 132,649
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 132,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 913821302

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 33,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 33,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 913821302

1	NAME OF REPORTING PERSONS David ELLIOT Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,318
	8	SHARED VOTING POWER 165,649
	9	SOLE DISPOSITIVE POWER 63,318
	10	SHARED DISPOSITIVE POWER 165,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 913821302

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Universal Security Instruments, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11407 Cronhill Drive, Suite A, Owings Mills, Maryland 21117.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Activist Investing LLC, a New York limited liability company (“Activist”);

(ii)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian”); and

(iii)	David Elliot Lazar, as the sole member and Chief Executive Officer of each of Activist and Custodian.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of Activist and Mr. Lazar is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036. The principal business address of Custodian is 3445 Lawrence Avenue, Oceanside, New York, 11572.

(c) The principal business of each of Activist and Custodian is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as Chief Executive Officer of each of Activist and Custodian.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Activist and Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 132,649 Shares directly beneficially owned by Activist is approximately $148,567, excluding brokerage commissions. The aggregate purchase price of the 33,000 Shares directly beneficially owned by Custodian is approximately $27,984, excluding brokerage commissions. The Shares purchased by Mr. Lazar were purchased with personal funds in the open market. The aggregate purchase price of the 63,318 Shares directly beneficially owned by Mr. Lazar is approximately $62,685, excluding brokerage commissions.

 CUSIP No. 913821302

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons have proposed to the Issuer potential terms for a potential business combination between the Issuer and one or more operating businesses for the Issuer’s consideration.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,312,887 Shares outstanding, which is the total number of Shares outstanding as of February 14, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 19, 2020.

A.	Activist

(a)	As of the close of business on July 15, 2020, Activist directly beneficially owned 132,649 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 132,649
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 132,649

CUSIP No. 913821302

(c)	The transactions in the Shares by Activist during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Custodian

(a)	As of the close of business on July 15, 2020, Custodian directly beneficially owned 33,000 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,000

(c)	The transactions in the Shares by Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Lazar

(a)	As of the close of business on July 15, 2020, Mr. Lazar directly beneficially owned 63,318 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of each of Activist and Custodian, may be deemed the beneficial owner of the (i) 132,649 Shares owned by Activist and (ii) 33,000 Shares owned by Custodian.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 63,318 0
2. Shared power to vote or direct vote: 165,649
3. Sole power to dispose or direct the disposition: 63,318
4. Shared power to dispose or direct the disposition: 165,649

(c)	The transactions in the Shares by Mr. Lazar and on behalf of Activist and Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 16, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Activist Investing LLC, Custodian Ventures LLC and David Elliot Lazar, dated July 16, 2020.

CUSIP No. 913821302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2020

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

CUSIP No. 913821302

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Activist Investing LLC

Purchase of Common Stock	4,500	1.0323	07/08/2020
Purchase of Common Stock	2,500	1.0370	07/08/2020
Purchase of Common Stock	40,000	1.2000	07/08/2020
Purchase of Common Stock	3,000	1.1299	07/08/2020
Purchase of Common Stock	5,500	1.1223	07/08/2020
Purchase of Common Stock	7,000	1.1175	07/08/2020
Purchase of Common Stock	500	1.0846	07/08/2020
Purchase of Common Stock	1,000	1.0850	07/08/2020
Purchase of Common Stock	8,900	1.0297	07/08/2020
Purchase of Common Stock	14,000	1.0298	07/08/2020
Purchase of Common Stock	9,500	1.0499	07/09/2020
Purchase of Common Stock	1,000	1.0170	07/09/2020
Purchase of Common Stock	1,000	1.0199	07/09/2020
Purchase of Common Stock	1,500	1.0199	07/09/2020
Purchase of Common Stock	1,500	1.0106	07/09/2020
Purchase of Common Stock	1,500	1.0186	07/09/2020
Purchase of Common Stock	1,500	1.0209	07/09/2020
Purchase of Common Stock	1,500	1.0000	07/09/2020
Purchase of Common Stock	1,500	0.9985	07/09/2020
Purchase of Common Stock	1,500	1.0094	07/09/2020
Purchase of Common Stock	1,500	1.0174	07/09/2020
Purchase of Common Stock	2,000	1.0197	07/09/2020
Purchase of Common Stock	1,500	1.0263	07/09/2020
Purchase of Common Stock	1,000	1.0590	07/10/2020
Purchase of Common Stock	16,670	1.2661	07/13/2020

Custodian Ventures LLC

Purchase of Common Stock	500	0.8400	06/08/2020
Purchase of Common Stock	1,000	0.8902	07/06/2020
Purchase of Common Stock	19,000	0.8500	07/06/2020
Purchase of Common Stock	4,300	0.8499	07/06/2020
Purchase of Common Stock	4,300	0.8421	07/06/2020
Purchase of Common Stock	1,600	0.8470	07/06/2020
Purchase of Common Stock	500	0.9306	07/07/2020
Purchase of Common Stock	500	0.9466	07/07/2020
Purchase of Common Stock	500	0.9494	07/07/2020

CUSIP No. 913821302

David ELLIOT Lazar

Purchase of Common Stock	1,200	0.9175	07/06/2020
Purchase of Common Stock	100	0.9799	07/07/2020
Purchase of Common Stock	2,600	1.0499	07/07/2020
Purchase of Common Stock	18,000	1.0651	07/07/2020
Purchase of Common Stock	4,500	0.9932	07/07/2020
Purchase of Common Stock	6,300	0.9767	07/07/2020
Purchase of Common Stock	991	0.9458	07/07/2020
Purchase of Common Stock	1,000	0.9368	07/07/2020
Purchase of Common Stock	3,000	0.9098	07/07/2020
Purchase of Common Stock	1,000	0.9500	07/07/2020
Purchase of Common Stock	800	0.9499	07/07/2020
Purchase of Common Stock	3,000	0.9485	07/07/2020
Purchase of Common Stock	1,000	0.9252	07/07/2020
Purchase of Common Stock	3,000	0.9356	07/07/2020
Purchase of Common Stock	3,000	0.9345	07/07/2020
Purchase of Common Stock	3,000	0.9425	07/07/2020
Purchase of Common Stock	1,500	0.9471	07/07/2020
Purchase of Common Stock	1,000	0.9141	07/07/2020
Purchase of Common Stock	1,800	1.0263	07/09/2020
Purchase of Common Stock	3,000	1.0447	07/09/2020
Purchase of Common Stock	1,500	1.0170	07/09/2020